UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

BlastGard International, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

093442101
(CUSIP Number)

Steven Morse, Esq., Morse & Morse, PLLC., 1400 Old Country Road, Westbury, NY 11590 (516-487-1446)
(Name, address and telephone number of person authorized to receive notices and communications)

November 14, 2016
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box .[  ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 093442101	SCHEDULE 13D	Page 2 of 5 Pages

1	NAME OF REPORTING PERSONS 2538093 Ontario Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF	7	SOLE VOTING POWER 242,330,155 (1)
SHARES BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY EACH	9	SOLE DISPOSITIVE POWER 242,330,155 (1)
REPORTING PERSON WITH	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 242,330,155 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 59.3
14	TYPE OF REPORTING PERSON CO

(1)	Includes Warrants to purchase 41,801,793 shares.

(2)	Based upon 366,976,178 shares outstanding as of September 30, 2016.

CUSIP No. 093442101	SCHEDULE 13D	Page 3 of 5 Pages

Item 1. Security and Issuer.

This statement relates to the Common Stock of BlastGard International, Inc. (the “Issuer”). The Issuer’s executive office is located at 2451 McMullen Booth Road, Suite 212, Clearwater, FL 33759.

Item 2. Identity and Background.

(a)	The reporting person is 2538093 Ontario Inc.

(b)	The address of the reporting person is 140 Yonge Street, Suite 200, Toronto, Ontario M5C 1X6.
Place of incorporation: Ontario
Principal Business: Investments

(c)	Not applicable.

(d)	None.

(e)	None.

(f)	Canada

Item 3. Source or Amount of Funds or Other Consideration.

As reported below, the acquisition of securities by the reporting person did not involve cash, but rather was a stock for stock swap.

Description of transaction resulting in a change of control.

On November 14, 2016, 2538093 Ontario Inc. (“Ontario”) acquired in a stock for stock exchange with 8464081 Canada Inc. (“Canada”) 200,528,362 shares of common stock of BlastGard and warrants to purchase 41,801,793 additional shares of common stock of BlastGard at an exercise price of $.009 per share. After the completion of this transaction, Ontario will have the beneficial ownership interest in 242,330,155 shares of common stock of BlastGard, representing 59.3% of the outstanding shares of BlastGard. Accordingly, at the completion of the transaction, Canada has transferred 100% of its ownership interest in BlastGard to Ontario. Canada, which is controlled by Barbara J. Amiel, will continue to have 50% of the voting rights of Ontario, whose other principal owner is an entity controlled by Craig Campbell, a former director of BlastGard and the President and owner of our newly engaged consultant, Resilience Capital Inc. Craig Campbell has an indirect ownership of 40%, and the right to exercise the remaining 50% of the voting rights, of Ontario. Paul Sparkes, Chairman of BlastGard, has an indirect minority interest (i.e. 10%) of Ontario through a 20% ownership interest in the entity owned by Mr. Campbell.

Prior to the change in control described herein, Canada, by agreement with BlastGard, which rights have been assigned to Ontario, has the right to appoint a majority of the directors of BlastGard and right of first refusal to participate in future financings. Currently, three of the existing seven directors of BlastGard were appointed by Canada. Contemporaneous with the reporting person’s acquisition of control of the Registrant, an affiliated entity, Resilience Capital Inc. entered into a consulting agreement with the Registrant pursuant to which it will receive consulting fees with an annual fee of $250,000. This entity is owned by Craig Campbell, the president and principal owner of Resilience.

CUSIP No. 093442101	SCHEDULE 13D	Page 4 of 5 Pages

Item 4. Purpose of the Transaction.

The purpose of the acquisition of a controlling interest in the Issuer was solely for investment purposes and not for the purposes identified under (a) – (j), except as follows: (i) the reporting person has the right to nominate and appoint a majority of the directors to the board and (ii) it has a right of first refusal to maintain its beneficial stock ownership stock interest. An affiliate of the reporting person as described above, has entered into a consulting agreement with BlastGard. Reference is made to a Form 8-K (date of earliest event November 14, 2016) filed with the Securities and Exchange Commission for additional information.

Item 5. Interest in Securities of the Issuer.

(a)– (b)

As of November 14, 2016, the Issuer has outstanding 366,976,178 shares of Common Stock. On that date, the reporting person acquired a beneficial ownership in securities of the Issuer totaling 242,330,155 shares of common stock, representing 59.3% of the outstanding shares. The reporting person has the sole voting power and dispositive power with respect to the aforementioned securities. As of November 14, 2016, the reporting person acquired warrants to purchase 41,801,793 shares of common stock exercisable at $.009 per share. These warrants are included in the beneficial share ownership described above.

(c)	Reference is made to Item 3 above for a description of the transaction in which the reporting person acquired control of the Issuer.

(d)	Not applicable.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On April 4, 2013, Alpha Capital Anstalt, closed on an agreement (the “Purchase and Exchange Agreement”) with 8464081 Canada Inc. (“Canada”), pursuant to which Canada acquired control of the Issuer. In connection with Canada acquiring control of the Issuer, the Issuer agreed as follows:

●	Canada has the right to nominate and appoint to the Board at least 50% of the Board members;

●	Canada has a right of first refusal to participate in future financings up to its pro rata share of Common Stock of the Issuer.

Pursuant to the transaction described under Item 3, Canada assigned the contractual rights described above to Ontario.

Item 7. Material to be filed as Exhibits.

Incorporated by reference is the Issuer’s Form 8-K dated November 14, 2016, which includes a copy of a consulting agreement entered into between the Issuer and Resilience Capital, an affiliated entity.

CUSIP No. 093442101	SCHEDULE 13D	Page 5 of 5 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

2538093 Ontario Inc.

Dated: November 23, 2016	By:	/s/ Craig Campbell
Craig Campbell, President